Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 12, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – clarification on reported news article published in electronic media, https://www.cnbctv18.com/, amongst others

This is in reference to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) regarding a news article published in electronic media, https://www.cnbctv18.com/, amongst others on December 11, 2023, with the heading “Dr Reddy's shares fall most in seven months after an analyst expects a warning letter for its Bachupally unit”.

The said news article talks about “the US drug regulator had inspected the Bachupally unit between October 19, 2023 and October 27, 2023, post which it had issued the Form 483 with the 10 observations”.

In this connection, we wish to inform that the Company vide its letter dated October 28, 2023, has already intimated the stock exchanges regarding completion of cGMP inspection by the United States Food & Drug Administration (USFDA) at the Company’s formulations manufacturing facility (FTO-3) in Bachupally, Hyderabad. It was also intimated that the Company was issued a Form 483 with ten observations, which the Company would address within the stipulated timeline.

In continuation of our said letter dated October 28, 2023, please note that we have responded appropriately to the USFDA and await further communication. In this regard, please note that the Company does not comment on market speculations and there is currently no such information which requires disclosure under Regulation 30 of the SEBI Listing Regulations.

In compliance with Regulation 30 of the SEBI Listing Regulations, the Company makes prompt disclosures, as and when any event or information is considered material or warrants such disclosure under the said Regulations.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR